
Moneyweb
Your trusted friend on the internet


05005359

Release Date: 20/01/2005 11:27:01

EDCON - Change of Transfer Secretaries

Edcon Consolidated Stores

ECO
EDCON - Change of Transfer Secretaries
~~EDGARS CONSOLIDATED STORES LIMITED~~
("EDCON")
(Registration No: 1946/022751/06)
Incorporated in the Republic of South Africa
Share Code: ECO ISIN number: ZAE000018388

CHANGE OF TRANSFER SECRETARIES
Please be advised that Edgars Consolidated Stores Limited ("Edcon") has appointed Ultra Registrars (Pty) Ltd as transfer secretaries in place of Computershare Investor Services 2004 (Pty) Ltd, with effect from 1 February 2005, from which date all enquiries about shareholdings should be addressed to:
Ultra Registrars (Pty) Ltd
11 Diagonal Street
Johannesburg, 2001
P O Box 4844, Johannesburg, 2000
South Africa
Telephone: (011) 834-2266
Facsimile: (011) 834-4398
E-mail: info@ultrareg.co.za

SUPPL

SHAREHOLDERS DO NOT NEED TO TAKE ANY ACTION AS A RESULT OF THE NEW APPOINTMENT AND CURRENT SHARE CERTIFICATES, SHAREHOLDERS" INSTRUCTIONS AND SHAREHOLDING ACCOUNTS WILL REMAIN VALID.
Crown Mines
20 January 2005
Sponsor
Cazenove
Date: 20/01/2005 11:27:04 AM Produced by the JSE SENS Department

Back to top ▲

dw 1/27


Links to Moneyweb Netwo
Moneyweb
Your trusted friend on the internet

Release Date: /01/2005 08:00:16

EDGARS C NSOLIDATED STORES LIMITED - TRADING STATEMENT FOR THE QUARTER ENDED

DECEMBER 2004
Edga s Consolidated Stores Limited
"Ed on"
(R g. No. 1946/022751/06)
(ncorporated in the Republic of South Africa)
SE share Code: ECO
ISIN Code: ZAE000018388
TRADING STATEMENT FOR THE QUARTER ENDED DECEMBER 2004

The Board is delighted to report ongoing buoyant sales for the 13 week period ended 1 January 2005. The favourable retail environment supported by low interest rates, real wage growth and higher consumer confidence extended into the period. Edcon, with its offerings of well-priced merchandise and appropriate fashion, delivered an impressive sales increase of 24% for the quarter, when compared with the same period last year. Gross profit for the quarter increased by 26%. Group sales for the month of December were 32% higher than last year which would suggest further market share gains.

By division, sales were as follows:

Division	Sales increase for quarter ended 1 January 2005	Contribution to sales	Average Retail space change	Inflation
	%	%	%	%
Edgars	22	49	7	(2)
Jet	28	39	6	(20)
CNA	5	7	9	(2)
Boardmans	-	2	-	-
Jet Mart	1	3	26	(13)
Edcon Group	24	100		

The Group's largest chains recorded an excellent performance, with Edgars' sales increasing by 22% and Jet's sales up 28%. All major merchandise businesses contributed to the success. Even more impressive was that the results were achieved with deflation in Edgars of 2% and Jet of 20%, while average trading space increased by 7% in Edgars and 6% in Jet.

Sales in CNA and Jet Mart increased by 5% and 1% respectively, as these chains worked to improve merchandise assortments and rationalise price points.

Boardmans, in its first festive season as part of the Edcon Group, recorded sales in line with targets.

Collections from customers for the quarter were strong and Edcon's debtors' book remains in a sound condition. At the December 2004 billing, 89% of the debtors' book was current and able to buy, versus 88% in December 2003.

After a good festive season, stock turns have improved further to 5,6 times from 5,1 times in Edgars and 8,8 times from 6,9 times in Jet. Merchandise is current and markdown requirements in the next three months should be well within planned levels.

Based on the sales and profit performances for the quarter, which were substantially in line with internal plans, the Board is able to reiterate the earnings guidance it provided in November 2004, namely that: "based on current estimates, headline earnings per share for the year to March 2005 will be approximately 60% higher than those reported last year. Seven percentage points of this increase can be ascribed to the inclusion of the scheduled non

comparable additional trading week."
In accordance with the JSE Listing Requirement 3.4 (b) (vi) (2), this trading statement has not been reviewed or reported on by the Group's external auditors.
Sponsor
Cazenove
13 January 2005
Date: 13/01/2005 08:00:09 AM Produced by the JSE SENS Department

---


Moneyweb
Your trusted friend on the internet

Release Date: 14/12/2004 14:51:54

Edcon - Resignation Of Director

EDGARS CONSOLIDATED STORES LIMITED
Registration number 1946/022751/06)
(Incorporated in the Republic of South Africa)
("Edcon")
ISIN Code: ZAE000018388
Share Code: ECO
RESIGNATION OF DIRECTOR
In accordance with section 3.59 (b) of the Listings Requirements of the JSE Securities Exchange South Africa, notification is hereby given that Tina Noluthando Eboka has resigned from the board of Edcon as a non-executive director with effect from 31 December 2004. Mrs Eboka has accepted an executive position which precludes her from holding non-executive directorships.
By order of the Board
Johannesburg
14 December 2004
Sponsor
Cazenove
Date: 14/12/2004 02:51:18 PM Produced by the JSE SENS Department

Back to top ▲

CONTENTS OF REGISTER OF DIRECTORS, AUDITORS AND OFFICERS CM 29

82-34767

Companies Act, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registration No.
of company

1946/022751/06

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
CROWN MINES, 2025

Return of particulars as at 17/01/05

STATEMENT

I, ELIZABETH ANN BAGLEY
(Group Secretary)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on duly completed form CM27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director has been obtained on a form CM27.

Signed ______________________

Date 20 JANUARY 2005

A. DIRECTORS

KEY TO PERSONAL PARTICULARS REQUIRED **PERSONAL PARTICULARS**

1.	SURNAME	:	Bower
2.	FULL FORENAMES	:	Mark Richard
3.	FORMER SURNAME AND FORENAMES	:	
			YYMMDD
4.	IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH	:	5503195093008
5.	(a) DATE OF APPOINTMENT	:	1 October 1990
	(b) DESIGNATION	:	DIRECTOR
6.	RESIDENTIAL ADDRESS	:	27 Chesham Rd Bryanston 2021
7.	BUSINESS ADDRESS	:	Edgardale Press Ave Crown Mines 2025
8.	POSTAL ADDRESS	:	P O Box 100 Crown Mines 2025
9.	NATIONALITY (If not South African)	:	
10.	OCCUPATION	:	Chief Executive : Group Services
11.	RESIDENT IN REPUBLIC YES/NO	:	yes
12.	NATURE OF CHANGE IN 1 TO 5 ABOVE AND DATE	:	NO CHANGE

Company Name

Registration No.
of company

1.: Aaron
2.: Arthur Jacob
3.:
4.: 3204050721003
5.: (a) 14 April 1978
(b) DIRECTOR
6.: 24 Victoria Ave Melrose 2196
7.: 155 - 5th Street, Sandown, Sandton, 2196
8.: P O Box 927 Johannesburg 2000
9.:
10: Attorney
11: yes
12: NO CHANGE

1.: Ross
2.: Stephen Michael
3.:
4.: 0000000520222
5.: (a) 1 October 1998
(b) DIRECTOR
6.: 20 Redhill Road, Morningside, 2057
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 100, Crown Mines, 2025
9.: American
10: Managing Director and CEO
11: yes
12: NO CHANGE

1.: MacFarlane
2.: William Selwyn
3.:
4.: 3507175034082
5.: (a) 25 March 1999
(b) DIRECTOR
6.: 11 Summerhaze Close, Morningside, Sandton
7.: 11 Summerhaze Close, Morningside, Sandton
8.: P O Box 78923, Sandton, 2146
9.: South African
10: Chairman
11: yes
12: NO CHANGE

1.: Ferndale
2.: Urin
3.:
4.: 6501035147082
5.: (a) 12 August 1999
(b) DIRECTOR
6.: 4 Casa Diva, Buccleach, Gibson Drive
7.: Edgardale Press Avenue Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.: South African
10: Group Human Resources Executive
11: yes
12: NO CHANGE

1.: Ebrahim
2.: Zohra Begum
3.:
4.: 6004210128084
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 1 Sunningdale Road, Kenilworth, 7708
7.: 155 Loop Street, Cape Town, 8001
8.: P O Box 16526, Vlaeberg, 8018
9.: South African
10: CEO : Organisation Development Africa
11: yes
12: NO CHANGE

1.: Eboka
2.: Tina Noluthando Manchana
3.:
4.: 5905090825089
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 367 Murray Road, Brooklyn, Pretoria
7.: c/o CSIR, P O Box 395, BRUMMERIA
8.: c/o CSIR, P O Box 274, PERSEGAN PARK, 0020
9.: South African
10: Director of Companies
11: yes
12: RESIGNED with effect from 31/12/04

1.: Koolen
2.: Jacobus Dorotheus Maria
3.:
4.: 6008125705100
5.: (a) 17 May 2001
(b) DIRECTOR
6.: 37 St Johns Road, Houghton, JHB
7.: 83 Central Street, Houghton, JHB
8.: P O Box 784705, Sandton, 2146
9.: Netherlands
10: Consultant
11: yes
12: NO CHANGE

1.: Wilmot
2.: Peter Linford
3.:
4.: 4003135036085
5.: (a) 1 November 2001
(b) DIRECTOR
6.: 28 The Manor, 27 Centre Rd, Morningside
7.: Not applicable
8.: 28 The Manor,Box 76196,Wendywood, 2144
9.: South African
10: Director of Companies
11: yes
12: NO CHANGE

1.: Spotts
2.: Jon Lewis
3.:
4.: 6301160000000
5.: (a) 14 February 2002
(b) DIRECTOR
6.: 56 - 12th Avenue, Parktown North
7.: Edgardale Press Ave Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.: American
10: Chief Executive : Edgars Chain
11: yes
12: NO CHANGE

1.: Boshoff
2.: Adriaan van Aswegan
3.:
4.: 5201055022007
5.: (a) 15 August 2002
(b) DIRECTOR
6.: 77 Cuckoos Nest, Featherbrooke Estate
7.: Edgardale, Press Avenue, Crown Mines, 2025
8.: P O Box 100, Crown Mines, 2025
9.:
10: Chief Executive : United Retail Limited
11: yes
12: NO CHANGE

1.: Binnie
2.: Stephen Robert
3.:
4.: 6706195631086
5.: (a) 27 March 2003
(b) DIRECTOR
6.: 9 Maxwell MacDonald St, Glenadrienne
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 786945, Sandton, 2146
9.: British
10: Chartered Accountant
11: yes
12: NO CHANGE

1.: Zungu
2.: Sandile Donald Muziwenkosi
3.:
4.: 6702105327089
5.: (a) 23 March 2004
(b) DIRECTOR
6.: 57 Eccleston Crescent, Bryanston
7.: 28 Forest Ridge,Woodlands Office Prk,Wdlnds
8.: P O Box 2932, Cramerview, 2060
9.: South African
10: Executive Chairman
11: yes
12: NO CHANGE

Company Name	Registration No of Company
Edgars Consolidated Stores Limited	1946/022751/06

B. AUDITOR

1. NAME : Ernst & Young
2. DATE OF APPOINTMENT : 19 October 1976
3. NATURE OF CHANGE IN 1 and 2 ABOVE AND DATE : NO CHANGE

CM29

Return of particulars of company's register of directors, auditors and officers

17 January 2005

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
Crown Mines
2025

Date stamp of

registration
office

Company Name	Registration No. of Company
Edgars Consolidated Stores Limited	1946/022751/06

C. OFFICERS AND LOCAL MANAGERS

1.	SURNAME	: Bagley
2.	FULL FORENAMES	: Elizabeth Ann
3.	FORMER SURNAME AND FORENAMES	:
4.	IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH	YYMMDD : 5008060055082
5.	(a) DATE OF APPOINTMENT	: 5 January 2004
	(b) DESIGNATION	: SECRETARY
6.	ADDRESS OF REGISTERED OFFICE, AND REGISTRATION NUMBER, IF OFFICER IS A CORPORATE BODY	:
7.	RESIDENTIAL ADDRESS	: 19 Tamarisk,Linden Str,Strathavon,Sandton
8.	BUSINESS ADDRESS	: Edgardale,Press Avenue,Crown Mines,2025
9.	POSTAL ADDRESS	: P O Box 100 Crown Mines 2025
10.	NATIONALITY (IF NOT SOUTH AFRICAN)	: South African
11.	OCCUPATION	: Attorney
12.	RESIDENT IN REPUBLIC YES/NO	: yes
13.	NATURE OF CHANGE IN 1 TO 6 ABOVE AND DATE	: NO CHANGE

1.:
2.:
3.:
4.:
5. (a)
(b)
6.:
7.:
9.:
10.:
11.:
12.:
13.:

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Lodged 18/1/2005

82-34767

NOTICE OF PLACE WHERE REGISTERS KEPT

[Sections 107 (2), 110, 127, 129, 215 (4), 230 (2) and 240 (2)]

Registration No. of Company
1946/022751/06

Name of company .... **EDGARS CONSOLIDATED STORES LIMITED** ....

Notice is hereby given that the* .... **REGISTER OF MEMBERS Section 110(4)** ....

which is not kept at the registered office of the company is, with effect from .... **1 FEBRUARY 2005** .... kept at the following address:

.... **Ultra Registrars (Pty) Ltd** ....

.... **11 Diagonal Street, Johannesburg** ....

It was previously kept at: .... **Computershare Investor Services (2004) (Pty) Ltd** ....

.... **70 Marshall Street, Johannesburg** ....

Date ... 18 JANUARY 2005 ...

Edgars Consolidated Stores Limited
Edcon
Reg No 1946/022751/06

Signature ....
~~Director~~/Secretary/~~Manager~~

Rubber stamp of company, if any, or of secretaries

* Insert applicable type of register

Section 107 (2) .... Branch register in foreign country.
Section 110 (4) .... Register of members.
Section 127 .... Register of pledges and bonds.
Section 129 .... Register of debenture holders.
Section 215 (4) .... Register of directors and officers.
Section 230 (2) .... Register of interests of directors and officers.
Section 240 (2) .... Register of interests in contract of directors and officers.

(Perforated) (To be completed by company)

Notice of place where registers kept. (* ... **Section 110(4)** ...)

Registration No. of Company
1946/022751/06

Name of company .... **The Group Secretary** ....

.... **Edgars Consolidated Stores Limited** ....

Postal address .... **P O Box 100** ....

.... **Crown Mines, 2025** ....

Notice received
Date stamp of Companies Registration Office
Registrar of Companies

Not valid unless stamped by the Registrar of Companies.


Links to Moneyweb Networks


Moneyweb
Your trusted friend on the internet

Release Date: 14/12/2004 11:08:54

Edcon - Dealing in shares by a director

EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
ISIN Code : ZAE000018388
Share Code : ECO
DEALING IN SHARES BY A DIRECTOR
In compliance with Section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") we hereby advise that Dr Urin Ferndale, Executive Director and Group Human Resources Director of Edcon has sold a total of 28 507 Edcon Ordinary Shares. The details of this transaction are as follows :
Holder of Securities: U Ferndale
Transaction Date : 13 December 2004
Class of Securities : Ordinary shares of 10 cents each
Number of Securities: 28 507
Average Price of
Securities : 28557 cents per share
Value of Transaction: R8 140 762.62
Nature of Transaction:Sale on the open market
Nature of interest : Directly beneficial
In terms of Section 3.66 of the Listings Requirements prior clearance for Dr Ferndale to deal in the above securities has been obtained from Mr W S MacFarlane, non-executive Chairman of the Board of Directors of Edgars Consolidated Stores Limited.
Johannesburg
14 December 2004
Sponsor
Cazenove
Date: 14/12/2004 11:08:18 AM Produced by the JSE SENS Department

Back to top ▲


Moneyweb
Your trusted friend on the internet

Release Date: 07/12/2004 17:06:53

Edcon - Dealing In Shares By A Director

EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
ISIN Code: ZAE000018388
Share Code: ECO
DEALING IN SHARES BY A DIRECTOR
In compliance with Section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") we hereby advise that Dr Urin Ferndale, Executive Director and Group Human Resources Director of Edcon has purchased and sold 3 000 Edcon Ordinary Shares over which he had options issued to him on 5 November 1999. The details of these transactions are set out below :

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 6 December 2004
Number of shares : 3 000
Class of security : Ordinary shares of 10 cents each
Price per share : 6300 cents
Total Value : R189 000.00
Option Strike Price : 6300 cents per share
Option Strike Date : 5 November 2001
Vesting Periods : 30% after three years from the option strike date, a further 30% after four years from the option strike date and the balance in the fifth year from the option strike date, provided all options are purchased by no later than 10 years after the option strike date
Nature of Interest : Directly beneficial

B. Nature of Transaction : Sale on the open market
Transaction Date : 6 December 2004
Number of shares : 3 000
Class of security : Ordinary shares of 10 cents each
Average price per share : 27972 cents
Total Value : R839 174.94
Option Strike Price : 6300 cents per share
Option Strike Date : 5 November 2001
Vesting Periods : 30% after three years from the option strike date, a further 30% after four years from the option strike date and the balance in the fifth year from the option strike date, provided all options are purchased by no later than 10 years after the option strike date
Nature of Interest : Directly beneficial

In terms of Section 3.66 of the Listings Requirements prior clearance for Dr Ferndale to deal in the above securities has been obtained from Mr W S MacFarlane, non-executive Chairman of the Board of Directors of Edgars Consolidated Stores Limited.
Johannesburg
7 December 2004
Sponsor
Cazenove
Date: 07/12/2004 05:06:35 PM Produced by the JSE SENS Department

Back to top ▲


Moneyweb
Your trusted friend on the internet

Release Date: 13/12/2004 09:04:51

Edcon - Dealing in shares by a director

EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
ISIN Code : ZAE000018388
Share Code : ECO
DEALING IN SHARES BY A DIRECTOR
In compliance with Section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") we hereby advise that Dr Urin Ferndale, Executive Director and Group Human Resources Director of Edcon has purchased and sold 5 000 Edcon Ordinary Shares over which he had options issued to him on 5 November 1999. The details of these transactions are set out below :

A. Nature of Transaction : Purchase pursuant to the exercise of options
   Transaction Date : 10 December 2004
   Number of shares : 5 000
   Class of security : Ordinary shares of 10 cents each
   Price per share : 6300 cents
   Total Value : R315 000.00
   Option Strike Price : 6300 cents per share
   Option Strike Date : 5 November 1999
   Vesting Periods : 30% after three years from the option strike date, a further 30% after four years from the option strike date and the balance in the fifth year from the option strike date, provided all options are purchased by no later than 10 years after the option strike date
   Nature of Interest : Directly beneficial

B. Nature of Transaction : Sale on the open market
   Transaction Date : 10 December 2004
   Number of shares : 5 000
   Class of security : Ordinary shares of 10 cents each
   Average price per share : 27973 cents
   Total Value : R1 398 649.80
   Option Strike Price : 6300 cents per share
   Option Strike Date : 5 November 1999
   Vesting Periods : 30% after three years from the option strike date, a further 30% after four years from the option strike date and the balance in the fifth year from the option strike date, provided all options are purchased by no later than 10 years after the option strike date
   Nature of Interest : Directly beneficial

In terms of Section 3.66 of the Listings Requirements prior clearance for Dr Ferndale to deal in the above securities has been obtained from Mr W S MacFarlane, non-executive Chairman of the Board of Directors of Edgars Consolidated Stores Limited.
Johannesburg

10 December 2004
Date: 13/12/2004 09:04:18 AM Produced by the JSE SENS Department

2 December 2004

The General Manager
Listings Division
The JSE Securities Exchange
2 Gwen Lane cnr Maud Street
SANDOWN

Attention : Mr D M Doel

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 667 696 ordinary shares in the capital of the Company which have been allotted and issued to the Company's Staff Share Trust ("the Trust").

The following information is given in terms of your requirements :

(a) The number of shares for which a listing is applied is 667 696 ordinary shares as stated above.

(b) All 667 696 shares are subject to the present application and rank pari passu with the ordinary shares already listed.

(c) The shares for which a listing is applied will be issued and held in the following electronic account :

The Edgars Stores Limited : Staff Share Trust
C/o Cazenove South Africa
CSDP Account Number : 684746 – ABSA Securities

(d) The shares have been allotted and issued as follows:

No of Shares	Date of Offer	Option Price	Date of allotment and issue
29 800	4 August 1998	R29.50	1 December 2004
437 896	20 November 2000	R21.80	1 December 2004
200 000	20 November 2001	R26.00	1 December 2004

(e) All shares for which a listing is applied are fully paid.

(f) The following shares are currently listed :

OrdinaryShares	No of Shares	Capital Issued / Stated
Shares of 10 Cents Each	53 844 140	R5 384 414.00

(g) After taking into account the shares which are the subject of this application, the authorised, listed and unlisted share capital of the company is as follows :

No of Shares				Share Capital		
Authorised	Listed	Issued & Unlisted		Authorised	Listed	Issued & Unlisted
				R	R	R
72 000 000	54 511 836	-	Ordinary par value shares of 10 cents each	7 200 000	5 451 183.60	-
150 000	150 000	-	6% cumulative preference shares of R2 each	300 000	300 000	-
				7 500 000	5 751 183.60	

(h) In terms of the Company's Executive Share Incentive Scheme, the number of ordinary shares which may be subscribed for by the Trust may not exceed 7,5% of the total issued ordinary shares in the Company. The number of shares held by the Trust after the allotment and issue referred to in (d) above is 2 674 942 (4.9%).

(i) A copy of the board resolution authorising this application is attached.

A cheque for R26 393.28 is enclosed being the payment due for your listing fee.

DATED AT JOHANNESBURG ON 2 DECEMBER 2004

E A BAGLEY
GROUP SECRETARY

M R BOWER
CHIEF EXECUTIVE :
GROUP SERVICES



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

2 December 2004
REF: MR/jvdm/13003

The Company Secretary
Edgars Consolidated Stores Limited
P O Box 100
CROWN MINES
2025

Dear Sir

ADDITIONAL SHARES: SHARE TRUST

Your application for listing dated 2 December 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 3 December 2004 in respect of 667 696 ordinary shares of 10 cents each.

Our records reflect the authorised ordinary share capital of your company as R7 200 000-00 and will be amended to show the listed ordinary share capital as R5 451 183-60 divided into 54 511 836 ordinary shares of 10 cents each.

Thank you for payment of R26 393-28 in respect of the listing fee received.

Yours faithfully

A VISSER : ASSISTANT GENERAL MANAGER
CORPORATE FINANCE

cc. Cazenove
Attention : Sibani Mngomezulu

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1946/022751/06

Name of company **EDGARS CONSOLIDATED STORES LIMITED**

1. Date of allotment of shares **1 DECEMBER 2004**

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		72 000 000	ORDINARY	0.10	R7 200 000.00
		150 000	PREFERENCE	2.00	R 300 000.00
Total	Total	72 150 000		Total	R7 500 000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
		403	ORDINARY	0.50	R201.50
Total	Total			Total	R201.50

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 1 DECEMBER 2004

Name of company EDGARS CONSOLIDATED STORES LIMITED

Postal address P O BOX 100
CROWN MINES
2025

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				53 844 140	ORDINARY	0.10	R5 384 414.00
				150 000	6% PREF	2.00	R 300 000.00
Total		Total		Total 53 994 140		Total	R5 684 414.00

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 5 684 414.00

Stated capital R 0.00

Premium account (as per CM15 dated 31 March 2004) R 306 782 803.29

Total issued capital R 312 467 217.29

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
				29 800	ORDINARY	0.10	R29.40	R876 120.00
				437 896	ORDINARY	0.10	R21.70	R9 502 343.20
				200000	ORDINARY	0.10	R25.90	R5 180 000.00
								R66 769.60
Total		Total		Total 667 696			Total	R15 625 232.80

6. (a) Shares alloted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
Total		Total		Total			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
EDGARS STORES LIMITED STAFF SHARE TRUST	P O BOX 100, CROWN MINES, 2025	667 696	ORDINARY SHARES OF R0.10 EACH

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
				54 511 836	ORDS	0.10	5.92	R322 275 810.11	R5 451 183.60
				150 000	6% PREF	2.00	-	-	R300 000.00
Total		Total		Total 54 661 836					R 5 751 183.60

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 5 751 183.60

Stated capital R .00

Premium account R 322 275 810.11

Total issued capital R 328 026 993.71

Certified correct.

Date 1 December 2004 Signature EAB

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

SHARE PREMIUM ACC (CM 15 - 31 MARCH 2004)		306 782 803.29
Less:	Listing Fee	26 393.28
	Allotment duty	39 063.10
		306 717 346.91
Add:	Premium	15 558 463.20
		322 275 810.11

Premium on each share $\frac{328\ 026\ 993.71}{54\ 511\ 836}$

= R6,02 less Nominal value R0,10c

= R5.92.

82-34181


Moneyweb
Your trusted friend on the internet

Release Date: 23/11/2004 10:02:24

EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SHARES BY A DIRECTOR

EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
ISIN Code: ZAE000018388
Share Code: ECO
DEALING IN SHARES BY A DIRECTOR
In compliance with Section 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") we hereby advise that for financial planning purposes, Mr Mark Richard Bower, Executive Director and Chief Executive: Group Services of Edcon, and his family trust have together sold a total of 150 000 Edcon Ordinary Shares. The details of these transactions are as follows:

A. Holder of Securities: M R Bower
Transaction Date : 22 November 2004
Class of Securities : Ordinary shares of 10 cents each
Number of Securities: 50 000
Price of Securities : 25116 cents per share
Value of Transaction: R12 558 190.24
Nature of Transaction: Sale on the open market
Nature of interest : Directly beneficial

B. Holder of Securities: Mark Richard Bower Trust
Transaction Date : 22 November 2004
Class of Securities : Ordinary shares of 10 cents each
Number of Securities: 100 000
Price of Securities : 25318 cents per share
Value of Transaction: R25 317 741.94
Nature of Transaction: Sale on the open market
Nature of interest : Directly beneficial

In terms of Section 3.66 of the Listings Requirements prior clearance for Mr Bower and his family trust to deal in the above securities has been obtained from Mr W S MacFarlane, non-executive Chairman of the Board of Directors of Edgars Consolidated Stores Limited.
Johannesburg
23 November 2004
Sponsor
Cazenove
Date: 23/11/2004 10:01:33 AM Produced by the JSE SENS Department

Back to top ▲


Moneyweb
Your trusted friend on the internet

Release Date: 19/11/2004 11:40:26

Edcon - Dealing In Securities By A Director

EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO ISIN Code: ZAE000018388
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") we hereby advise that for financial planning and consolidation purposes Mr S.M. Ross, Executive Director and Chief Executive Officer of Edcon, has purchased 100 000 Edcon shares over which options had been issued to him, and has sold 50 000 of such shares, details of which transactions are set out below:

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 18 November 2004
Number of shares : 100 000
Class of security : Ordinary shares of 10 cents each
Price per share : 2600 cents
Total Value : R2 600 000.00
Option Strike Price : 2600 cents per share
Option Strike Date : 20 November 2001
Vesting Periods : 10 000 on or after 1 September 2004
90 000 on or after 30 September 2004
Nature of Interest : Directly beneficial

B. Nature of Transaction : Sale on the open market
Transaction Date : 18 November 2004
Number of shares : 50 000
Class of security : Ordinary shares of 10 cents each
Average price per share : 25311 cents
Total Value : R12 655 500.00
Option Strike Price : 2600 cents per share
Option Strike Date : 20 November 2001
Vesting Periods : 10 000 on or after 1 September 2004
90 000 on or after 30 September 2004
Nature of Interest : Directly beneficial

These transactions constitute approximately 16.67% of Mr Ross' remaining option entitlement, and now bring Mr Ross' personal holding of Edcon shares to a total of 250 000.
In terms of paragraph 3.66 of the Listings Requirements prior clearance to deal in the above securities has been obtained from Mr W S MacFarlane, Chairman of the Board of Edcon.
Johannesburg
19 November 2004
Sponsor
Cazenove
Date: 19/11/2004 11:40:24 AM Produced by the JSE SENS Department

Back to top ▲


Moneyweb
Your trusted friend on the internet

Release Date: 11/11/2004 13:12:50

Edgars Consolidated Stores Limited - Dealing In Securities By A Director

EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO   ISIN Code : ZAE000018388
DEALING IN SECURITIES BY A DIRECTOR
In compliance with Section 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") we hereby advise that Mr Stephen Michael Ross, Executive Director and Chief Executive Officer of Edcon, has been offered the share options detailed below, which offer he has accepted :

1. Transaction Date	:	11 November 2004
Price per share	:	R232.00
Number of Share Options	:	150 000
Total value of Share Options	:	R34 800 000.00
Class of Share	:	ordinary shares of 10 cents each
Option Strike Price	:	R232.00 per share
Option Strike Date	:	11 November 2004
Nature of transaction	:	Grant of Share Options
Vesting period	:	100% of allocation on 31 March 2007
Nature of Interest	:	Directly beneficial
2. Transaction Date	:	11 November 2004
Price per share	:	R232.00
Number of Share Options	:	150 000
Total value of Share Options	:	R34 800 000.00
Class of Share	:	ordinary shares of 10 cents each
Option Strike Price	:	R232.00 per share
Option Strike Date	:	11 November 2004
Nature of transaction	:	Grant of Share Options
Vesting period	:	100% of allocation on 31 March 2008
Nature of Interest	:	Directly beneficial

In terms of Section 3.66 of the Listings Requirements, prior clearance to deal in the above securities has been obtained from Mr W S MacFarlane, Chairman of the Board of Directors of Edcon.
11 November 2004
Johannesburg
Sponsor
Cazenove
Date: 11/11/2004 01:12:28 PM Produced by the JSE SENS Department

Back to top ▲


Moneyweb
Your trusted friend on the internet

Release Date: 10/11/2004 08:16:26

Edcon - Extension Of Employment Contract

EDGARS CONSOLIDATED STORES LIMITED
("Edcon")
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO ISIN Code: ZAE000018388
EXTENSION OF EMPLOYMENT CONTRACT: CHIEF EXECUTIVE OFFICER
Edcon is delighted to announce that Mr Stephen Ross, Chief Executive Officer of Edcon, has agreed to the extension of the contract period in terms of his employment agreement until 31 March 2008.
By order of the board
E A Bagley
Group Secretary
10 November 2004
Registered Office
Edgardale
Press Avenue
Crown Mines
Johannesburg
2025
Date: 10/11/2004 08:16:08 AM Produced by the JSE SENS Department

Back to top ▲

Links to Moneyweb Networks


Moneyweb
Your trusted friend on the internet

Release Date: 10/11/2004 08:15:51

EDGARS CONSOLIDATED STORES LIMITED - UNAUDITED INTERIM RESULTS AND TRADING

STATEMENT FOR THE SIX MONTHS TO SEPTEMBER 2004
Edgars Consolidated Stores Limited
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
JSE share Code: ECO
ISIN Code: ZAE000018388
UNAUDITED INTERIM RESULTS AND TRADING STATEMENT FOR THE SIX MONTHS TO SEPTEMBER 2004
SALIENT FEATURES
Retail sales growth of 31%
Headline earnings per share up 88% to a record 968 cents
Dividend per share doubles to a record 494 cents
Strong financial position gearing at 3%
THE RETAIL ENVIRONMENT
Consumer confidence surged to all-time highs during the first half of this financial year. Boosted by financial, economic and political stability, conditions for retailers improved substantially. Real wage growth, relatively low interest rates and a further escalation in property prices all served to place more money in the pockets of consumers. In contrast, the strong Rand, its negative impact on employment in the export sectors of the economy, and the sharp increase in fuel prices, have tempered somewhat this positive environment. The impetus gained from these favourable trading conditions contributed towards the buoyant sales in the clothing, footwear and textile (CFT) sector.
Statistics provided by the Retailers' Liaison Committee reveal that national CFT sales have climbed by 19% in the past six months, compared with the corresponding period last year. Deflation in the sector is estimated to have been 4,5% over this period.
GROUP RESULTS
Following the triple digit earnings growth achieved in each of the past two years, the Board is delighted to announce a further set of exceptional results, culminating in a doubling of the interim dividend declared for the six months under review. In a trading statement issued during July 2004, the Board advised that headline earnings per share were forecast to rise by between 60% and 80%. In fact, the Group recorded headline earnings per share of 968 cents, up 88%. Edcon's sales increased by 31%, 6 percentage points of which can be attributed to the non-comparable additional trading week included in the six-month period and 2 percentage points to Boardmans, the acquisition of which became effective in April 2004. The remaining gain was achieved with only 6% extra average retail space, indicating a noteworthy 17% increase in comparable store growth. More importantly, the Group's progress is reflected in a doubling of attributable earnings. This includes R52 million of earnings relating to the extra trading week, which accounts for 22% of the increase in headline earnings per share. The benefits of Edcon's purchasing power arising from greater volumes and efficient supply chain processes contributed toward a 140 basis point improvement in the gross profit margin to reach the Group's over-time target of 40,0%.
As detailed in the 2004 Annual Report, the retail businesses have been amalgamated under two broad divisions based on the target markets they serve. The Department Stores Division, including Edgars, CNA and Boardmans, focuses on

middle and upper income consumers, while the Discount Division, incorporating Jet and Super Mart, aims at lower income customers.

The Department Stores Division reaped the benefits of a focused merchandise strategy, improved efficiency levels and disciplined expense management, increasing trading profit by an impressive 79%. The Edgars chain grew its turnover by an excellent 29% with selling price inflation at only 1% and additional average trading space of 3%. All merchandise groups saw increases over the prior year, but particularly pleasing was the performance of ladieswear, menswear and infantswear. The focus on core product and well balanced pricing strategies were critical success factors. Tight inventory controls allowed the chain to raise its stockturn from 5,0 last September to 5,6 times. The chain procured more sourcing options and obtained lower input costs through a higher volume order strategy, resulting in an improvement in gross profit margin from 40,4% to 42,6%.

Sales for the CNA chain rose by 20% despite deflation of 7%. The purchase of ThisDay stores in November 2003 added 13% to the average trading space. Strong sales growth was achieved in newsstand, books and interactive as the business benefited from improved merchandise assortments. The remaining product categories are still in the process of being improved and balanced by store. Aggressive markdowns to clear slow moving stock, mix of product sold and more competitive pricing produced a 31,1% gross profit margin. Stockturn has improved to 2,9 times.

Boardmans has been successfully integrated into Edcon's systems, distribution and support infrastructures. The chain achieved sales of R98 million and a gross profit margin of 38,8%, in line with Edcon's targets.

The Discount Division advanced its trading profit by an outstanding 125%. Another wonderful performance for the Jet chain is confirmed by its 37% increase in sales. This was achieved in spite of deflation of 10% and a rise of only 4% in average retail space. All product categories contributed to this success and it is clear that shoppers are responding well to Jet's rationalised assortments and competitive price points. Gross profit margin improved by 220 basis points to 39,4%, enhanced by efficient replenishment processes and improved input margins. In addition, stockturn rose from 6,5 times last year to 8,1 times.

Sales in Super Mart declined by 12%, with deflation running at 9%. Sales and margins have, in the short term, unavoidably been impacted by the planned introduction of the Group's merchandise systems and by aggressive markdowns to clear aged, discontinued and damaged merchandise. The focus has been to reduce the number of stock items, with the intention of placing volume behind core lines and providing customers with competitive prices. Encouragingly, stockturn has already improved from 4,1 to 4,7 times.

Total cellular phone and contract sales, which are managed centrally by the Group, climbed 45% to R501 million. The improvement by the Manufacturing Division extended into the current year. Despite the strength of the Rand, losses reduced to R1 million from R19 million in the previous year, as the division realised the benefit of the drive to increase volumes with local customers and of tightly managed expenses.

Group management's focus on productivity and cost containment is underscored by the reduction in store costs as a percentage of sales from 19,0% to 18,0%. Further investments in systems infrastructure to maintain Edcon's competitive advantage, and expenditure on employer of choice and staff training initiatives, accounted for the rise in other operating costs.

Although significantly lower chargeable interest rates had a negative impact on earnings, the Group's Credit and Financial Services Division still recorded impressive growth, and total profit from financing rose by 58% to R86 million. The efficiency of Edcon's collections procedures and strong instalment payments from customers impacted positively on the quality of the debtors' book. Notwithstanding a large expansion in credit active customers, with the account base growing by approximately 230 000 over the past 6 months, 87% of the accounts receivable are current and able to purchase, the same level as the previous year. The wider penetration of insurance products amongst the customer base continues to drive the expansion of the Financial Services business.

During June 2004, in terms of the securitisation structure, Edcon sold a further portion of debtors to OntheCards Investments Limited. The net proceeds of R934 million were utilised to repay debt and fund new opportunities. This will

result in a significant reduction in the cost to Edcon of funding its debtors, as reflected in the lowering of net financing costs to R8 million from R25 million last year.

CASH FLOWS AND FINANCIAL POSITION

Cash "EBITDA" remained strong (up 77%) on the back of the substantial earnings generated by the business. The growth in new accounts, amplified by the successful take up on pre-approved mailings, was funded by Edcon (only customers on our books prior to October 2002 were securitised), primarily by the proceeds from the securitisation. Non-comparable timing differences resulted in a R510 million net outflow of funds, predominantly to pay merchandise suppliers and salaries, which were paid in October last year. This occurred as a direct consequence of the inclusion of the additional trading week.

Efficient working capital remains a priority for Edcon and is evidenced by the substantial rise in attributable cash flow per share from 308 cents to 1 363 cents. Investments in the period included the cost of fixtures for the extensive store expansion strategy announced at the end of last year as well as R79 million relating to the Boardmans acquisition.

Edcon's financial position remains exceptionally strong, with net interest bearing debt at R78 million, representing gearing of 3%. Flexibility is further enhanced by the existence of R1 090 million in unutilised borrowing facilities.

ACCOUNTING POLICIES AND COMPARATIVES

The interim financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and the Listings Requirements of the JSE Securities Exchange South Africa (JSE). The accounting policies are consistent with those of the previous year except that the Group has adopted IFRS 2 `Share-Based Payment' and IFRS 3 `Business Combinations'. The impact of the changes is detailed in note 1 to the Income Statement.

In order to achieve compliance with IAS 8, `Accounting Policies, Change in Accounting Estimates and Errors', the prior year results have been restated. The headline earnings per share and the diluted headline earnings per share for the comparable period last year, as a consequence, have increased from 501 to 516 cents per share and from 457 to 468 cents per share respectively.

DIVIDEND

In terms of the Group's policy of covering dividends twice by attributable earnings, the Board has declared a record interim dividend of 494 cents, reflecting a 100% growth on last year's interim dividend.

CORPORATE GOVERNANCE

The Group, at all levels, subscribes to the values of good corporate governance and is committed to applying the principles of the second King Report and complying with the JSE requirements. It continues to ensure that business is conducted with discipline, integrity, transparency and in a socially responsible manner.

PROSPECTS

Consumer confidence, boosted by real wage increases and low interest rates, is expected to sustain the current momentum in retail spending. This, coupled with the continuing success of the Edcon product offering, operational efficiencies and strong collections, gives the Board reason to be optimistic about the prospects for the coming festive season. Accordingly, based on current estimates, headline earnings per share for the year to March 2005 will be approximately 60% higher than those reported last year. Seven percentage points of this increase can be ascribed to the inclusion of the scheduled non-comparable additional trading week.

In accordance with the JSE Listings Requirements 3.4 (b) (vi) (2) attention is drawn to the fact that, as the estimate forms part of this trading statement, it has not been reviewed or reported on by the Group's external auditors.

For and on behalf of the Board

WS MacFarlane

Chairman

SM Ross

Chief Executive Officer

INTERIM DIVIDEND

Notice is hereby given that the interim ordinary dividend (No.116) of 494 cents per share in respect of the 27 weeks ended 2 October 2004 has been declared

payable to the holders of ordinary shares appearing in the records of the Company at the close of business on Friday, 7 January 2005. The dividend is declared payable in the currency of the Republic of South Africa and in compliance with the requirements of STRATE, the following dates are applicable:

Last day to trade cum dividend	Friday, 31 December 2004
Date trading commences ex dividend Monday,	3 January 2005
Record date	Friday, 7 January 2005
Date of payment	Monday, 10 January 2005

Certificated shareholders may not dematerialise or rematerialise their share certificates between Monday, 3 January 2005 and Friday, 7 January 2005, both dates inclusive.

On behalf of the Board
EA Bagley
Group Secretary
Johannesburg
10 November 2004

INCOME STATEMENTS

	2004 27 weeks September Rm (unaudited)	2003 26 weeks September Rm (restated & unaudited)	Change %	2004 52 weeks March Rm (restated & audited)
Revenue - retail sales	6 029,8	4 592,2	31	10 530,0
Cost of sales	3 616,6	2 821,3		6 423,3
Gross profit	2 413,2	1 770,9	36	4 106,7
Store costs	1 085,2	874,1		1 914,4
Other operating costs	729,2	613,4		1 300,4
Trading profit	598,8	283,4	111	891,9
Credit and financial services profit (note 3)	93,6	79,6		185,8
Operating profit before financing costs	692,4	363,0		1 077,7
Net financing costs (note 3)	7,7	25,3		50,7
Profit before taxation	684,7	337,7	103	1 027,0
Taxation	235,5	114,0		354,6
Earnings attributable to ordinary shareowners	449,2	223,7	101	672,4
Number of ordinary shares (000)				
in issue	46 608	43 948		44 934
weighted average	46 117	43 791		44 026
Earnings per ordinary share (cents)				
attributable earnings basis	974	511	91	1 527
headline earnings basis	968	516	88	1 588
cash equivalent basis	1 312	791	66	2 246
Diluted earnings per ordinary share (cents) (note 2)				
attributable earnings basis	874	463	89	1 307
headline earnings basis	868	468	85	1 359
Dividends per ordinary share (cents)	494	247	100	768

Note 1

IFRS 2 `Share-Based Payment'

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of share options and has applied IFRS 2, only to share options granted to staff after 7 November 2002. The effect of the revised policy is to decrease current half year profits by R4,3 million (2003: R1,5 million) due to an increase in the employee benefits expense with a corresponding increase in equity. All comparatives have been appropriately restated.

IFRS 3 `Business Combinations', IAS 36 `Impairment of Assets'

The adoption of IFRS 3 has resulted in the Group ceasing annual goodwill

amortisation. From 1 April 2004, the remaining balance will be tested annually for impairment in terms of IAS 36. Goodwill amortised in 2003 half year results was R7,6 million (full year: R28,6 million).
The 2003 interim results have been restated to include the effects of consolidating the Edgars Stores Limited Staff Share Trust.
Note 2
Dilution on possible exercise of share options.

	2004 27 weeks September Rm (unaudited)	2003 26 weeks September Rm (restated & unaudited)	Change %	2004 52 weeks March Rm (restated & audited)
Note 3				
Cost of credit	(11,1)	(12,1)		(5,8)
Financial services profit (1)	104,7	91,7		191,6
Credit and financial services profit	93,6	79,6		185,8
Notional financing costs allocated on own debtors (2)	(116,0)	(123,0)		(238,6)
Total cost of credit	(22,4)	(43,4)		(52,8)
Net financing costs	(7,7)	(25,3)		(50,7)
Notional financing receipts allocated (2)	116,0	123,0		238,6
Group net financing receipts	108,3	97,7		187,9
Total profit from financing	85,9	54,3	58	135,1
(1) Comparatives have been restated to include cellphone insurance revenue previously allocated to retail Divisions.				
(2) Being a market related charge on the balance sheet assets within the credit area.				
Reconciliation of headline earnings				
Group attributable earnings	449,2	223,7		672,4
Less: Profit on disposal of fixtures, equipment and vehicles	(0,2)	1,3		1,4
Less: Recognition of discount on acquisition of RAG receivables and assets	(4,0)	(9,9)		(22,0)
Plus: CNA and Super Mart acquisition write-offs (incl. amortisation)	-	8,1		45,5
Taxation effect	1,2	3,0		2,0
Headline earnings	446,2	226,2		699,3
SEGMENTAL ANALYSIS				
Retail sales				
Department Stores Division				
Edgars	3 279,5	2 542,7	29	5 595,8
CAN	414,5	345,2	20	874,3
Boardmans	98,3	-		-
	3 792,3	2 887,9	31	6 470,1
Discount Division				
Jet	2 072,7	1 517,4	37	3 599,9
Super Mart/Jet Mart	164,8	186,9	(12)	460,0
	2 237,5	1 704,3	31	4 059,9
	6 029,8	4 592,2	31	10 530,0
	2004 27 weeks September Rm	2003 26 weeks September Rm		2004 52 weeks March Rm

	(unaudited)	(restated & unaudited)	Change %	(restated & audited)
Average retail space (000mSquared) Edgars				
Department Stores Division				
Edgars	388	375	3	379
CNA	89	78	14	82
Boardmans	25	-		-
	502	453	11	461
Discount Division				
Jet	292	281	4	283
Super Mart/Jet Mart	60	46	30	50
	352	327	8	333
	854	780	9	794
Number of stores				
Department Stores Division				
Edgars	163	151		155
CNA	192	149		186
Boardmans	25	-		-
	380	300		341
Discount Division				
Jet	296	270		283
Super Mart/Jet Mart	20	15		17
	316	285		300
	696	585		641
Gross profit				
Department Stores Division				
Edgars	1 396,1	1 028,0	36	2 298,5
CNA	128,9	129,0	-	328,5
Boardmans	38,1	-		-
	1 563,1	1 157,0	35	2 627,0
Discount Division				
Jet	816,2	565,2	44	1 369,2
Super Mart/Jet Mart	33,9	48,7	(30)	110,5
	850,1	613,9	38	1 479,7
	2 413,2	1 770,9	36	4 106,7

	2004 27 weeks September Rm (unaudited)	2003 26 weeks September Rm (restated & unaudited)	Change %	2004 52 weeks March Rm (restated & audited)
Trading profit				
Department Stores Division	379,1	211,8	79	589,6
Discount Division	221,2	98,5	125	366,6
Manufacturing	(1,0)	(18,8)	95	(17,3)
Amortisation of goodwill and intangibles	(0,5)	(8,1)		(47,0)
	598,8	283,4	111	891,9

CASH FLOW STATEMENTS

	2004 27 weeks September Rm (unaudited)	2003 26 weeks September Rm (restated & unaudited)	2004 52 weeks March Rm (restated & audited)
Cash retained from operating activities			

Operating profit	692,4	363,0	1 077,7
Depreciation, amortisation and impairment	137,0	117,3	269,4
Other non-cash items	7,0	(7,3)	4,0
Cash "EBITDA"	836,4	473,0	1 351,1
Decrease in working capital	40,7	(102,3)	(676,7)
Inventories	(122,9)	(101,2)	(31,0)
Trade accounts receivable	(712,5)	(228,6)	(870,1)
Net proceeds of securitisation	933,7	-	-
Other debtors	13,2	(113,6)	(67,6)
Accounts payable *	(70,8)	341,1	292,0
Cash generated from operating activities	877,1	370,7	674,4
Net financing costs paid	(7,7)	(25,3)	(50,7)
Taxation paid	(240,8)	(210,7)	(422,5)
Cash inflow from operations	628,6	134,7	201,2
Dividends paid	(239,2)	(80,9)	(190,8)
Net cash retained	389,4	53,8	10,4
Cash utilised in investment activities			
Investment in fixtures, equipment and vehicles	(199,0)	(137,6)	(271,0)
Acquisitions	(78,6)	-	(66,1)
Net cash utilised	(277,6)	(137,6)	(337,1)
Cash effects of financing activities			
Decrease in shareowner funding	(21,4)	19,3	43,4
Decrease in interest bearing debt	(1,5)	(94,4)	183,1
Net cash outflow from financing activities	(22,9)	(75,1)	226,5
Increase in cash and cash equivalents	88,9	(158,9)	(100,2)
Cash and cash equivalents at the beginning of the period	195,1	298,0	298,0
Currency adjustments	3,1	(3,0)	(2,7)
Cash and cash equivalents at the end of the period	287,1	136,1	195,1
Attributable cash flow per ordinary share (cents)	1 363	308	457

* Reflects 7 creditor payment runs versus 6 last year as a direct consequence of the inclusion of the extra trading week.

BALANCE SHEETS

	2004 September Rm (unaudited)	2003 September Rm (restated & unaudited)	2004 March Rm (restated & audited)
ASSETS			
Non-current assets			
Properties, fixtures, equipment and vehicles	809,0	715,3	738,2
Goodwill and trademarks	79,6	95,4	54,1
Investments	575,7	400,0	400,0
Total non-current assets	1 464,3	1 210,7	1 192,3
Current assets			
Inventories	1 399,3	1 285,4	1 231,0
Accounts receivable and prepayments	2 070,6	1 905,5	2 477,5
Cash and cash equivalents	287,1	136,1	195,1
Total current assets	3 757,0	3 327,0	3 903,6
Total assets	5 221,3	4 537,7	5 095,9
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareowners' equity	2 843,2	2 290,7	2 649,8
Preference share capital	0,3	0,3	0,3
Minority interests	-	0,3	-
Total shareowners' funds	2 843,5	2 291,3	2 650,1

Interest bearing debt	365,0	89,0	366,5
Total capital employed	3 208,5	2 380,3	3 016,6
Interest free liabilities			
Current payables	1 914,4	2 119,2	1 992,9
Deferred taxation	98,4	38,2	86,4
Total interest free liabilities	2 012,8	2 157,4	2 079,3
Total equity and liabilities	5 221,3	4 537,7	5 095,9
Gearing ratios			
Net interest bearing debt/total shareowners' funds	0,03	(0,02)	0,06
Total liabilities/total shareowners' funds	0,84	0,98	0,92
Future capital expenditure			
Contracted	247,6	73,9	36,5
Authorised but not contracted	106,4	217,0	575,3
Unutilised borrowing facilities	1 090,0	883,7	661,7
Net equity per ordinary share (cents)	6 100	5 212	5 897

STATEMENTS OF CHANGES IN ORDINARY SHAREOWNERS' EQUITY

	2004 September Rm (unaudited)	2003 September Rm (restated & unaudited)	2004 March Rm (restated & audited)
Ordinary shareowners' equity at the beginning of the period	2 649,8	2 131,2	2 131,2
Net movement in treasury shares	(21,4)	19,3	43,4
Earnings attributable to ordinary shareowners	449,2	23,7	672,4
Ordinary dividends paid	(239,2)	(80,9)	(190,8)
Other	4,8	(2,6)	(6,4)
Balance at 2 October 2004	2 843,2	2 290,7	2 649,8

KEY INDICATORS IN US DOLLAR TERMS

	2004 27 weeks September US$m (unaudited)	2003 26 weeks September US$m (restated & unaudited)	Change %	2004 52 weeks March US$m (restated & unaudited)
Revenue - retail sales	928	604	54	1 467
Headline earnings attributable to ordinary shareowners	69	30	130	97
Net equity per ordinary share (cents)	946	731	29	898
Headline earnings per share (cents)	149	68	119	221
Dividends declared (cents)	77	33	133	115
Closing rate	6,45	7,13		6,57
Average rate	6,50	7,60		7,18

DIRECTORS

NON-EXECUTIVE DIRECTORS

WS MacFarlane (Chairman)

AJ Aaron

TN Eboka

ZB Ebrahim

JDMG Koolen#

PL Wilmot

SDM Zungu

Netherlands

EXECUTIVE DIRECTORS

SM Ross** (Chief Executive)

SR Binnie*

AvA Boshoff
MR Bower
Dr U Ferndale
JL Spotts**
**USA * UK
GROUP SECRETARY
EA Bagley
TRANSFER SECRETARIES
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107
Fax: +27 11 370-5487
Telephone: +27 11 370-5000
REGISTERED OFFICE
Edgars Consolidated Stores Limited
Registration No. 1946/022751/06
Incorporated in the Republic of South Africa
Edgardale, Press Avenue, Crown Mines,
Johannesburg 2092
PO Box 100, Crown Mines 2025
Fax: +27 11 837-5019
Telephone: +27 11 495-6000
AUDITORS
Ernst & Young
Wanderers Office Park,
52 Corlett Drive, Illovo 2196
PO Box 2322, Johannesburg 2000
Telephone: +27 11 772-3000
SPONSORS
Cazenove South Africa (Proprietary) Limited
First Floor, Moorgate
Dunkeld Park
6 North Road, Dunkeld West
PO Box 412468, Craighall, 2024
Telephone: +27 11 280-7900
These results can be viewed on the Internet at http://www.edcon.co.za
Date: 10/11/2004 08:15:28 AM Produced by the JSE SENS Department

---

Back to top ▲


Moneyweb
Your trusted friend on the internet

Release Date: 04/11/2004 14:48:16

EDGARS CONSOLIDATED STORES LIMITED ("EDCON") - PREFERENCE DIVIDEND NO. 117

Edgars Consolidated Stores Limited ("Edcon")
(Registration No: 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share code: ECOP
ISIN code: ZAE000018396
PREFERENCE DIVIDEND NO. 117
NOTICE IS HEREBY GIVEN THAT a dividend at the rate of 6 percent per annum (6 cents per share) in respect of the period 1 July 2004 to 31 December 2004 has been declared payable to holders of Preference Shares recorded in the books of the Company at the close of business on Friday, 17 December 2004.
In compliance with the requirements of STRATE, the following dates are applicable:

Last day to trade cum the dividend	Thursday,9 December 2004
Date trading commences ex the dividend	Friday, 10 December 2004
Record Date	Friday, 17 December 2004
Date of Payment	Monday, 20 December 2004

Certificated shareholders may not dematerialise or rematerialise their share certificates between Friday, 10 December 2004 and Friday, 17 December 2004, both dates inclusive.
Dividends are declared payable in the currency of the Republic of South Africa.
By order of the Board
E A Bagley
Group Secretary
4 November 2004
Registered Office:
Edgardale
Press Avenue
Crown Mines
Johannesburg
2025
Date: 04/11/2004 02:48:13 PM Produced by the JSE SENS Department

Back to top ▲


Moneyweb
Your trusted friend on the internet

Release Date: 02/09/2004 09:21:50

EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SECURITIES BY A DIRECT

2004/09/02 09:21:50

ECO
EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SECURITIES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO   ISIN Code : ZAE000018388
DEALING IN SECURITIES BY A DIRECTOR
Mr A v A Boshoff Executive Director of Edcon, has sold 2 792 Edcon shares over which he had options issued to him on 20 November 2000, the second tranche of which vested on 1 June 2004. We hereby advise the following details of this transaction in compliance with paragraph 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements"):

Transaction Date:	1 September 2004
Number of shares:	2 792
Nature of Transaction:	Sale on the open market
Class of security:	Ordinary shares of 10 cents each
Price per share:	16806 cents
Total Value:	R469 223.52
Option Strike Price:	2180 cents per share
Option Strike Date:	20 November 2000
Vesting Periods:	30% after three years from option strike date, a further 30% after four years from the option strike date and the balance in the fifth year from the option strike date, provided all options are purchased by no later than 10 years after the option strike date
Nature of Interest:	Directly beneficial

In terms of paragraph 3.66 of the Listings Requirements prior clearance to deal in the above securities has been obtained from Mr A J Aaron, Non-Executive Director of Edcon.
Crown Mines
2 September 2004
Sponsor
Cazenove

Date: 02/09/2004 09:21:52 AM Produced by the JSE SENS Department

(#0005A)

PUBLISHER : JSE SENS Feed


Moneyweb
Your trusted friend on the internet

Release Date: 16/09/2004 15:16:30

ECO Edcon - Dealing In Shares By A Director EDGARS CONSOLIDATED STORES LIMITED

ECO
Edcon - Dealing In Shares By A Director
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO ISIN Code : ZAE000018388
DEALING IN SHARES BY A DIRECTOR
Mr Mark Bower, Executive Director and Chief Executive : Group Services of Edcon, has a family trust which has purchased 20 000 Edcon Ordinary Shares over which it had options issued on 10 March 1999. The final tranche of these options vested on 10 March 2002.
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") we hereby advise the following details of this transaction:

Transaction Date :	16 September 2004
Number of Securities :	20 000
Option Strike Price :	2730 cents per share
Option Strike Date :	10 March 1999
Vesting Periods :	one-third 1 year after the option strike date, a further one-third 2 years after the option strike date and the balance 3 years after the option strike date, provided all options are purchased by no later than 10 years after the option strike date.
Purchase Price :	2730 cents per share
Total Value :	R546 000.00
Class of Securities :	Ordinary shares of 10 cents each
Nature of Transaction:	Purchase, pursuant to the exercise of share options
Nature of interest :	Directly beneficial

In terms of paragraph 3.66 of the Listings Requirements prior clearance for Mr Bower to deal in the above securities has been obtained from Mr W S MacFarlane, non-executive Chairman of the Board of Directors of Edgars Consolidated Stores Limited.
Johannesburg
16 September 2004
Sponsor
Cazenove
Date: 16/09/2004 03:12:36 PM Produced by the JSE SENS Department

Back to top


Moneyweb
Your trusted friend on the internet

Release Date: 30/09/2004 08:33:08

ECO EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SECURITIES BY A DIRECTOR EDGARS CONSOLIDATED STORES LIMITED

ECO
EDGARS CONSOLIDATED STORES LIMITED - DEALING IN SECURITIES BY A DIRECTOR
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO ISIN Code : ZAE000018388
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa ("the Listings Requirements") we hereby advise that for financial planning and consolidation purposes Mr S.M. Ross, Executive Director and Chief Executive Officer of Edcon, has purchased 350 000 Edcon shares over which options had been issued to him, and has sold 250 000 of such shares, details of which transactions are set out below :

A. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 29 September 2004
Number of shares : 100 000
Class of security : Ordinary shares of 10 cents each
Price per share : 2180 cents
Total Value : R2 180 000.00
Option Strike Price : 2180 cents per share
Option Strike Date : 20 November 2000
Vesting Period : 100% on option strike date
Nature of Interest : Directly beneficial

B. Nature of Transaction : Purchase pursuant to the exercise of options
Transaction Date : 29 September 2004
Number of shares : 250 000
Class of security : Ordinary shares of 10 cents each
Price per share : 2600 cents
Total Value : R6 500 000.00
Option Strike Price : 2600 cents per share
Option Strike Date : 20 November 2001
Vesting Periods : 80 000 on or after 30 September 2002, 80 000 on or after 30 September 2003 and 90 000 on or after 1 September 2004
Nature of Interest : Directly beneficial

C. Nature of Transaction : Sale on the open market
Transaction Date : 29 September 2004
Number of shares : 250 000
Class of security : Ordinary shares of 10 cents each
Average price per share : 18948 cents
Total Value : R47 370 000.00
Option Strike Price : 2600 cents per share
Option Strike Date : 20 November 2001
Vesting Periods : 80 000 on or after 30 September 2002, 80 000 on or after 30 September 2003 and 90 000 on or after 1 September 2004
Nature of Interest : Directly beneficial

These transactions constitute approximately 53.85% of Mr Ross" remaining option

entitlement, and now bring Mr Ross" personal holding of Edcon shares to a total of 200 000.
In terms of paragraph 3.66 of the Listings Requirements prior clearance to deal in the above securities has been obtained from Mr W S MacFarlane, Chairman of the Board of Edcon.
Johannesburg
30 September 2004
Sponsor
Cazenove
Date: 30/09/2004 08:28:33 AM Produced by the JSE SENS Department

---

Back to top ▲